                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                14(D)(1) of the Securities Exchange Act of 1934
                               (Final Amendment)

                               ----------------

                        Consolidated Cigar Holdings Inc.
                           (Name of Subject Company)

                 Societe Nationale d'Exploitation Industrielle
                       des Tabacs et Allumettes ("Seita")
                            Dorsay Acquisition Corp.
                                   (Bidders)

                               ----------------

                Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                               ----------------

                                   1-20902E10
                     (CUSIP Number of Class of Securities)

                               ----------------

                             Jean-Philippe Carriere
                                     Seita
                                53, Quai d'Orsay
                          75347 Paris Cedex 07, France
                               (33-1) 45.56.62.17
      (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of the Bidders)

                               ----------------

                                   Copies to:

       Delia B. Spitzer, Esq.                    Ronald R. Papa, Esq.
           Proskauer Rose                         Proskauer Rose LLP
          9, rue Le Tasse                           1585 Broadway
        75116 Paris, France                 New York, New York 10036, USA
         (33-1)44.30.25.30.                         (212) 969.3000
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===============================================================================

                                SCHEDULE 14D-1
-----------------------
 CUSIP NO. 1-20902E10
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dorsay Acquisition Corp.                                Employer Tax ID:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7
      29,528,667 shares of Class A Common Stock

(Includes 19,600,000 shares of Class B Common Stock which were automatically converted into 19,600,000 shares of Class A Common Stock upon purchase thereof by Dorsay Acquisition Corp.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
      99.19%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
10
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2
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===============================================================================

                                SCHEDULE 14D-1
-----------------------
 CUSIP NO. 1-20902E10
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Societe Nationale d'Exploitation Industrielle des Tabacs et
      Allumettes ("Seita")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      France
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7
      29,528,667 shares of Class A Common Stock

(Includes 19,600,000 shares of Class B Common Stock which were automatically converted into 19,600,000 shares of Class A Common Stock upon purchase thereof by Dorsay Acquisition Corp.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
      99.19%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
10

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Final Amendment to the Tender Offer Statement on Schedule 14D-1 (as heretofore amended and as further amended by this Final Amendment, the "Statement") relates to the offer by Dorsay Acquisition Corp. ("Purchaser"), a corporation organized and existing under the laws of the State of Delaware and a wholly owned subsidiary of Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes ("Seita"), a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of Class
A Common Stock, par value $0.01 per share (the "Class A Shares"), and Class B Common Stock, par value $0.01 per share (the "Class B Shares", and together with the Class A Shares, the "Shares"), of Consolidated Cigar Holdings Inc., a corporation organized and existing under the laws of the State of Delaware
(the "Company"), at a price of $17.85 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated December 22, 1998 (as heretofore amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively. This Amendment constitutes the final amendment to the Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 5. Purpose of the Tender Off and Plans or Proposals of the Bidder


  Item 5 is hereby amended to add the following supplemental information:

  The Offer expired at 12:00 midnight, New York City time, on Thursday, January 21, 1999. On Friday, January 22, 1999, Purchaser accepted for payment and paid for all the Shares validly tendered in the Offer and not withdrawn, representing approximately 99% of the outstanding Shares. Parent intends to complete the Merger promptly pursuant to the "short form" merger provisions of Section 253 of Delaware Law. Pursuant to Section 1.3 of the Merger Agreement, the Board of Directors of the Company now consists of three designees of Parent (Jean-Dominique Comolli, Eric Albrand and Charles Lebeau) and two continuing directors (Theo W. Folz and Howard Gittis).

Item 6. Interest in Securities of the Subject Company

  Item 6 is hereby amended and supplemented as follows:


  (a)-(b) The Offer expired at 12:00 midnight, New York City time, on Thursday, January 21, 1999. Purchaser has been informed by the Depositary that 9,928,667 Class A Shares (including 508,875 Class A Shares subject to guaranteed delivery procedures) and 19,600,000 Class B Shares, representing approximately 97.6% of the outstanding Class A Shares and 100% of the outstanding Class B Shares, were tendered in the Offer. On Friday, January 22, 1999, Purchaser accepted for payment and paid for all the Shares validly tendered in the Offer and not withdrawn, at which time, pursuant to Article Four of the Company's Certificate of Incorporation, each outstanding Class B Share was automatically converted into one Class A Share. A copy of the press release issued by Parent dated January 22, 1999 announcing the expiration of the Offer, the acceptance for payment of the Shares tendered pursuant thereto and the intention of Parent to effect the Merger is attached hereto as Exhibit (a)(10), and the complete text thereof is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits

  (a)(10) Press release issued by Parent on January 22, 1999

                                       4
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1999

                                          Seita

                                              /s/ Jean-Dominique Comolli
                                          By: _________________________________
                                          Name: Jean-Dominique Comolli

                                          Title: Chairman and Chief Executive
                                           Officer

                                          Dorsay Acquisition Corp.

                                               /s/ Charles Lebeau
                                          By: _________________________________
                                          Name: Charles Lebeau

                                          Title: Chief Executive Officer,
                                           President, Secretary,
                                           Treasurer and Controller






                                 EXHIBIT INDEX

EXHIBIT NO.

(a)(10)Press release issued by Parent on January 22, 1999


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